Subsidiary Name	Jurisdiction of Incorporation or Organization
A10 Networks, Anguilla, Ltd.	Anguilla
A10 Networks Turkey Dis Ticaret Limited Sirketi	Turkey
A10 Networks, Inc. - Taiwan	Taiwan, Republic of China
A10 Networks India Private Limited	India
A10 Networks, KK	Japan
A10 Networks Limited	United Kingdom
A10 Networks Singapore Pte. Ltd.	Singapore
A10 Networks Malaysia Sdn. Bhd.	Malaysia